Exhibit 99.4

Notice of annual meeting
Management proxy circular

September 6, 2007

NOTICE OF ANNUAL MEETING OF COMMON
SHAREHOLDERS OF SR TELECOM INC.

Date:	Thursday, September 6, 2007	Business of the meeting:

Time:	10:00 a.m. (eastern time)	1.	Receipt of the Company’s financial statements for the year ended
			December 31, 2006 and the auditors’ report thereon;
Place:	Hotel InterContinental
	Salon Saint-Jacques	2.	Election of directors;
	360, rue Saint-Antoine Ouest
	Montréal, Québec	3.	Appointment of auditors;

		4.	To consider and, if thought fit, adopt, with or without any changes,
			the resolution as set forth in Schedule “A” to the accompanying
			management proxy circular, approving the amendments to the 2006
			employee and director stock option plan; and
		5.	To consider any other business that may be properly brought before
			the meeting.

By order of the board of directors

Serge Fortin
President and Chief Executive Officer
August 1, 2007

Important
The record date for the meeting is August 7, 2007. For more information on the record date and the shareholders entitled to vote at the meeting, please see “How many shares are eligible to vote?” in section 1 of the accompanying management proxy circular.

Shareholders who are unable to be present at the annual meeting of common shareholders are requested to complete and sign the enclosed form of proxy. Please return it promptly in the envelope provided, or forward it by fax to 416-263-9524 or 1-866-249-7775 (toll-free), so that your shares will be represented whether or not you attend. Proxies should be received at the Toronto office of the transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 5:00 p.m. (eastern time) on September 4, 2007, or hand-delivered at the registration table on the day of the meeting prior to the commencement of the meeting.

2 | SR Telecom – Notice of annual meeting

MANAGEMENT PROXY CIRCULAR

Dear shareholder:

SR Telecom’s annual meeting of common shareholders will be held at Hotel InterContinental, Salon Saint-Jacques, 360, rue Saint-Antoine Ouest, Montréal, Québec, on Thursday, September 6, 2007 at 10:00 a.m. (eastern time).

This management proxy circular contains important information about the Company and the business to be conducted at the meeting and the Company. We hope you will take the time to consider the information set out in the management proxy circular. It is important that you exercise your vote, either in person at the meeting or by completing and sending in your proxy.

We invite you to join us at this meeting. You will have an opportunity to ask questions and meet with our management team, the board of directors and your fellow shareholders.

Yours sincerely,

Lionel Hurtubise	Serge Fortin
Chairman of the Board	President and Chief Executive Officer

Management proxy circular

As of August 1, 2007, except as otherwise provided.

What’s inside?
SECTION 1:	VOTING INFORMATION	SECTION 3: GENERAL PROXY INFORMATION
SECTION 2:	BUSINESS OF THE MEETING	Executive compensation
Receipt of financial statements		Equity compensation plan information
Election of directors		Indebtedness of directors and executive officers
Appointment of auditors		Directors and officers liability insurance
Amendment to the 2006 employee and director stock option plan		Report on corporate governance
Committees of the board of directors
Management responsibility and board independence from management
Interests of insiders and other persons in material transactions
Receipt of shareholder proposals for the 2008 annual meeting
Discretionary authority
Schedule “A”: resolution in respect of the amendment to the stock option plan
Schedule “B”: statement of corporate governance practice

| SR Telecom – Management proxy circular | 3

SECTION 1 – VOTING INFORMATION

How do I vote?
If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by proxy, as explained below.

What will I be voting on?
You will be voting on:
•	The election of directors of the Company (see page 5).
•	The appointment of Deloitte & Touche LLP as the Company’s auditors (see page 7).
•	The amendment of the 2006 employee and director stock option plan (see page 7).
•	Any other business, which may be properly brought before the meeting.

How will these matters be decided at the meeting?
You will have one vote for every SR Telecom common share you own at the close of business on August 7, 2007, the record date for the meeting. All of the matters voted on at the meeting will be decided based on a simple majority of the votes cast thereon.

How many shares are eligible to vote?
As of the date of this circular, there were 754,992,769 common shares issued and outstanding in the capital stock of the Company.

The common shares carry the right to vote and the holders of record at the close of business on August 7, 2007, the record date for the annual meeting, will be entitled to one vote for each common share held in respect of each of the matters to be considered and voted on at the meeting.

As of the date hereof, and to the knowledge of the directors and officers of the Company, no person beneficially owns, or directly or indirectly controls, more than 10% of the common shares, other than the following:

	Number of	Percentage of outstanding
common shares owned		common shares owned
DDJ Capital Management, LLC (1)	262,337,321	34.7%
Greywolf Capital Management LP (2)	135,928,924	18.0%
Morgan Stanley & Co.	94,909,200	12.6%

(1)
These securities are held by certain funds and accounts managed by DDJ Capital Management, LLC. Collectively, these entities are referred to as DDJ. These entities include B IV Capital Partners, L.P.; GP Capital IV, LLC; The October Fund, Limited Partnership; October G.P., LLC;

GMAM Investment Funds II; and DDJ Canadian High Yield Fund.
(2)
These securities are held by certain funds and accounts managed by Greywolf Capital Management LP. These include Greywolf Overseas Fund and Greywolf Capital Partners II LP, for which it acts as investment manager, and certain other affiliated entities.

What is the quorum for the meeting?
For the meeting to be properly constituted, at least two shareholders, or duly appointed proxyholders, holding at least twenty-five percent of outstanding common shares must be present at the meeting.

Who is soliciting my proxy?
The Company’s management is soliciting your proxy for use at the annual meeting. The Company will bear the costs of the solicitation, which will be made primarily by mail; the Company’s directors, officers and employees may also solicit proxies personally or by telephone.

Voting by proxy
Management requests that you sign and return the proxy form to ensure your votes are exercised at the meeting. Whether or not you attend the meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed form of proxy are directors or officers of the Company. However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Company. You may do so by deleting the names printed on the proxy and inserting another person’s name in the blank space provided, or by completing another proper form of proxy.

4 | SR Telecom – Management proxy circular |

How will my proxy be voted?
The form of proxy grants discretionary authority upon the proxyholders with respect to voting on amendments or other matters brought before the meeting. If other matters properly come before the meeting, the proxyholders will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by such proxy with respect to such matters.

The shares represented by proxies appointing the persons, or any one of them, designated by management to represent you as a shareholder at the meeting will be voted in accordance with the instructions you give on the proxy. Unless otherwise directed, the voting rights attached to the shares represented by a proxy will be voted “IN FAVOUR” of the approval of the following resolutions and proposals:

(1)	the election as directors of the five nominees proposed by management;

(2)	the appointment of the auditors and the authorization given to the directors to fix their remuneration; and

(3)	the amendment of the 2006 employee and director stock option plan.

What if I change my mind and want to revoke my proxy?
You can revoke your proxy at any time before it is acted upon. You can do this by stating clearly, in writing, that you want to revoke your proxy and delivering this written statement to SR Telecom’s head office not later than 5:00 p.m. on September 5, 2007, or to the Chairman of the meeting on the day of the meeting or any adjournment.

Who counts the votes?
Proxies are counted by Computershare Investor Services Inc., the transfer agent and registrar of SR Telecom’s common shares.

How can a non-registered shareholder vote?
If your common shares are not registered in your own name, they will be held in the name of a “nominee”, which is usually a trust company, securities broker or other financial institution. If your shares are registered in the name of a nominee, you are a “non-registered shareholder”. Your nominee is required to seek your instructions as to how to vote your shares. For that reason, you have received this circular from your nominee, together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully to ensure your shares will be voted. If you are a non-registered shareholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow. If you are a non-registered shareholder and you wish to vote in person at the meeting, you must insert your own name in the space provided for the appointment of a proxyholder on the voting instruction card provided by your nominee and carefully follow the nominee’s instructions for the return of the executed form.

SECTION 2 – BUSINESS OF THE MEETING

Financial statements
The consolidated financial statements for the year ended December 31, 2006 have been mailed to shareholders who have requested it with this management proxy circular. You can also access the consolidated financial statements on the SR Telecom website (www.srtelecom.com), SEDAR (www.sedar.com), or EDGAR (www.sec.gov).

Election of directors
The articles of the Company provide for a minimum of three and a maximum of twelve directors. The incumbent directors have determined that the number of directors to be elected at the meeting is five and propose that the five persons named below be nominated for election at the meeting. Each elected director will hold office until the close of the next annual meeting, unless he or she resigns or otherwise lawfully ceases to be a director.

The persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by a properly executed proxy, for the election of the persons nominated as directors, unless specifically directed to withhold such vote. Four of the five proposed nominees are currently members of the board and were elected by the Company’s shareholders at the last annual meeting of shareholders.

The following table lists the individuals whom management proposes to nominate at the meeting for election as a director of the Company, as well as other pertinent information, including: all other positions and offices with the Company held by each individual, if any; their principal occupation or employment; period of service as a director of the Company; municipality of residence; other principal board and committee positions; and the approximate number of common shares beneficially owned, or over which each individual exercised control or direction, as at August 1, 2007. The information regarding common shares beneficially owned, or over which the individuals exercise control or direction, is not within the Company’s direct knowledge and has been individually provided by the respective directors or nominees.

| SR Telecom – Management proxy circular | 5

Paul J. Griswold(1)(2)	PAUL J. GRISWOLD was appointed to our board of directors in August 2005. Mr. Griswold is CEO
Armonk, New York, USA	and director of Havells Sylvana BV Ltd. of Frankfurt, Germany. He is a director of CML Holdings Intl. LLC
Nil common shares	(formerly SLI Holdings International, LLC) of Purchase, New York, a company which he also served as
183,100 stock options	CEO prior to April 2007. He is also a director of Weinstein Beverages of Seattle, Washington. Prior to
• Chairman of the corporate governance committee	May 2003, he served as President, CEO and director of Paxar Corporation; he was named President
• Member of the compensation committee	and CEO in August 2001 after having served as President and COO since February 2000. Prior to that time,
Mr. Griswold was the Senior Vice-president, Protective Packaging and International Operations,
at Pactiv Corporation, formerly Tenneco Packaging. Prior to joining Tenneco in 1994, he was the Vice-
president of Packaging Development and Procurement for Pepsi International. Mr. Griswold has a BA
in Mathematics from Fordham University and an MBA in Finance from Seton Hall University.

Lionel P. Hurtubise(3)	LIONEL P. HURTUBISE has served on our board of directors since 1999. He was formerly President and
Montréal, Québec, Canada	CEO of Ericsson Canada Inc. and served as its Chairman until July 31, 2005. Mr. Hurtubise has been
3,348 common shares	at the forefront of telecommunications and computer science technology in Canada for many years.
183,600 stock options	Prior to joining Ericsson Canada in 1986, he served as President of International Systcoms Ltd., then
• Chairman of the board of directors	a leader in the field of mobile radio telephony. He was also a principal in the formation of Westech
• Member of the audit committee	Systems Ltd., a joint venture in which Alberta Government Telephones was a participant, in developing Canada’s first cellular mobile telephone network. Mr. Hurtubise is active in private and governmental organizations dedicated to the advancement of telecommunications research and development.

Patrick J. Lavelle	PATRICK J. LAVELLE was appointed to our board of directors in August 2005. Mr. Lavelle is CEO of
Toronto, Ontario, Canada	Patrick J. Lavelle and Associates, a management consulting firm. He is currently Chairman of
Nil common shares	UE Waterheaters Inc., and is a director of McQuarry Energy Inc., Tahera Diamond Corporation, and
183,100 stock options	Canadian Bank Note Company Limited. He serves as a Trustee of Arriscraft International Income
• Chairman of the audit committee	Fund and Trustee of Retrocom Mid-Market Real Estate Investment Trust and is on the advisory board
• Member of the compensation committee	of International M.B.A. Program at York University. Mr. Lavelle has previously served as Chairman
• Member of the corporate governance committee	and CEO of Unique Broadband Systems Inc.; VP Corporate Development at Magna International Inc.;
Chairman of Export Development Corp., Business Development Bank of Canada, and
Canadian Council for Aboriginal Business; and a director of Lions Gate Entertainment Corp.,
Solign Technologies, Inc., Proprietary Industries Inc., and Newmex Minerals Inc. He has served as
Deputy Minister of Industry, Trade and Technology for Ontario, First Secretary of the Premier’s Council,
a senior advisor to the Planning and Priorities Board of the Ontario Cabinet and as Agent General
for the Government of Ontario in Paris, France.

Louis A. Tanguay	LOUIS A. TANGUAY joined our board of directors in 2004. Mr. Tanguay possesses an extensive
Montréal, Québec, Canada	understanding of the management of telecommunications company operations; he retired from
5,000 common shares	Bell Canada after a career spanning over four decades during which he held a number of executive
183,100 stock options	positions, including President of Bell Canada International from 1998 until 2001. He currently serves
• Chairman of the compensation committee	as a director of several companies, including Aéroports de Montréal, Bell Aliant, Medisys Inc.,
• Member of the audit committee	Rona Inc. and Saputo Group Inc. He holds a Bachelor of Commerce degree from Concordia University.
• Member of the corporate governance committee

Serge Fortin	SERGE FORTIN is a new nominee to our board of directors. Mr. Fortin was appointed President and
Montréal, Québec, Canada	CEO of SR Telecom in July 2006 to advance our leadership position in the dynamic broadband
Nil common shares	wireless marketplace. He is a telecom industry veteran with more than 30 years of executive
7,306,235 stock options	management experience. Prior to joining SR Telecom, Mr. Fortin served, from 2004 to 2006, in an
• President and CEO of the Company	executive capacity at London, England-based FLAG Telecom, a part of the Reliance Group of
Companies, a major corporation in India. From 2000 to 2004, he held various senior management positions in engineering, operations, sales and marketing at Teleglobe, including that of Chief
Operations Officer. Prior to that, he was also President and CEO of Bell Actimedia, whose operations included Yellow Pages and Sympatico, as well as President and CEO of TATA Teleservices, an Indian telco provider and one of the world's first major fixed wireless operators. Mr. Fortin also held several executive positions with Bell Canada. He is an engineer and has a Bachelor’s degree in Pure and
Applied Sciences from the Université de Sherbrooke.

(1)	DDJ Capital Management LLC, which controls a significant number of the Company’s shares as discussed above, has a controlling interest in SLI Holdings International, LLC.
(2)	If elected, Mr. Griswold will be appointed Chairman of the Company’s board of directors.
(3)	If elected, Mr. Hurtubise will step down as Chairman of the board of directors and will be appointed as Vice-chairman of the board of directors.

6 | SR Telecom – Management proxy circular |

Appointment of Auditors
Deloitte & Touche LLP, Chartered Accountants, have been the Company’s auditors for a period in excess of five years. It is proposed to reappoint Deloitte & Touche LLP as the Company’s auditors at the meeting, to hold office until the close of the next annual meeting of shareholders. Except where authority to vote in respect of the appointment of auditors is withheld, the persons named in the accompanying form of proxy will vote the shares represented for the appointment of Deloitte & Touche LLP as auditors of the Company.

Amendment to the 2006 employee and director stock option plan
At the annual meeting, shareholders will be asked to consider, and, if thought fit, to approve an ordinary resolution confirming certain amendments to the 2006 plan (defined below, in the section entitled “Share compensation arrangements”). On August 1, 2007, the board of directors approved, subject to shareholder and regulatory approval, new amendment provisions for the 2006 plan.

The 2006 plan does not currently provide for an amending procedure. According to the TSX Company Manual, any proposed amendment to the 2006 plan will be subject to shareholder approval as it does not contain a provision empowering the board of directors, or one of its committees, to make specific amendments to the 2006 plan. The board of directors believes that it is in the best interest of the Company to make, and have approved, amendments to the 2006 plan to provide for an amending procedure that will enable the board to amend the 2006 plan, without shareholder approval, in certain circumstances.

If the resolution appended as Schedule “A” to this management proxy circular is adopted by the shareholders at the meeting, the following amendments to the 2006 plan cannot be adopted by the board of directors without obtaining shareholder approval:

(1)	an increase in the maximum number of common shares of the Company reserved for issuance pursuant to options granted under the 2006 plan;

(2)	a reduction in the exercise price with respect to an option held by an insider;

(3)	a cancellation of options held by an insider for the purpose of re-issuing new options in replacement thereof;

(4)	an extension of the term of an option beyond the expiration of its original exercise period;

(5)	a change to the class of eligible participants that may be granted options under the 2006 plan; or

(6)	an amendment to allow options to become transferable, assignable or pledgeable in the 2006 plan.

The board of directors may at any time suspend or terminate the 2006 plan in whole or in part or amend them in such respects as the board of directors may deem appropriate without having to obtain shareholder approval. The board of directors shall be required to obtain the consent of optionholders in the event that the amendment, suspension or termination of the 2006 plan prejudices the rights of any such optionholder. Without limiting the scope of the foregoing, the board of directors may amend the 2006 plan for one or more of the following reasons, without having to obtain shareholder approval:

(1)	to change the conditions for granting or exercising options;

(2)
to make additions, deletions or corrections to the 2006 plan which, in the opinion of the board of directors, are required for the purpose of correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error or to respond to requirements arising from changes in legislation or regulation, stock exchange rules or accounting or auditing requirements; or

(3)	changes relating to the administration of the 2006 plan.

The board of directors may also amend features of any outstanding option granted pursuant to the 2006 plan (including, without limitation, the cancellation of an option or an amendment to the date or dates on which an option or a portion thereof becomes exercisable) without having to obtain shareholder approval, provided that:

(1)	the amendment does not reduce the exercise price of an option held by an insider or extend the expiry date of an option already awarded;

(2)	the board of directors would have had the authority to initially grant the option under terms as so amended; and

(3)	the amendment does not materially prejudice the rights of the optionee affected by such amendment.

Pursuant to the TSX Company Manual, an option can terminate on a fixed expiration date (fixed term) or a certain number of days after this fixed date (conditional expiration date), if the fixed term falls within, or immediately after, a blackout period during which insiders of the Company are prohibited from exercising options they hold in accordance with the Company’s policy on insider trading (blackout period), provided that the 2006 plan and, in particular, the conditional expiration date have been approved by security holders.

| SR Telecom – Management proxy circular | 7

On August 1, 2007, the board of directors approved, subject to shareholder and regulatory approval, amendments to the 2006 plan providing for a maximum extension of 10 business days during which options may be exercised after the fixed term if that date falls during or immediately after the end of a blackout period.

Therefore, if the fixed term falls within a blackout period, the options may be exercised within 10 business days of the end of the blackout period. However, where the fixed term falls within 10 business days of the end of the blackout period (for example, four days later), the options may be exercised after the fixed term during a period of 10 business days less the number of business days elapsed between the end of the blackout period and the fixed term (in this example, six days).

All optionees may avail themselves of the conditional expiry dates in accordance with the same terms and conditions. However, the conditional expiry dates may only be used by an option holder if neither the Company nor such insider is the subject of a cease trade order.

The board also proposes to amend the method of determining the exercise price of options granted under the 2006 plan. Currently, the exercise price is determined by the board or the compensation committee, at the time of granting, in its discretion, provided that such price may not be lower than the greater of: (a) the average closing price of the common shares of the Company on the TSX for the 15 trading days immediately prior to the date of grant of the option; and (b) the volume weighted average trading price of the common shares of the Company on the TSX for the five trading days immediately preceding the date at grant of the option. The proposed amendment will remove the first restriction to the determination of the exercise price of options in (a) above.

In addition, certain amendments have been made to the 2006 plan in order to clarify certain definitions, including “eligible person”, “exercise period” and “insiders”.

At the meeting, shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution approving the amendment to the 2006 plan appended as Schedule “A” to this management proxy circular. This must be approved by at least a majority of the votes cast at the annual meeting by all the shareholders of the Company present or represented by proxy in order for it to be adopted. The persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by a properly executed proxy, for the approval resolution amending the 2006 plan appended to this management proxy circular, unless specifically directed to withhold such vote.

For more information on the 2006 plan, please see “Share compensation arrangements – 2006 employee and director stock option plan” below.

8 | SR Telecom – Management proxy circular |

SECTION 3 – GENERAL PROXY INFORMATION

Executive compensation

COMPENSATION OF NAMED EXECUTIVE OFFICERS
The following table summarises the compensation for the three fiscal year periods ended December 31, 2006, for the Company’s named executive officers, namely the CEO and CFO, the former interim CEO and former interim CFO, and the three most highly compensated executive officers other than the CEO and the CFO. The determination of the most highly compensated executive officers is made on the basis of the total annual salary and annual incentive bonuses earned during the fiscal year ended December 31, 2006.

SUMMARY COMPENSATION TABLE
								Long Term
				Annual Compensation				Compensation
							Other		Stock Options	All Other
	Year		Salary		Bonus		Compensation		Granted	Compensation
			($)		($)		($)		(#)	($)
Serge Fortin	2006		176,923	(1)	150,000	(2)	17,692	(3)	7,306,235	–
President and CEO
Marc Girard	2006		122,040	(4)	25,000	(5)	–		1,800,000	–
Senior Vice-president and CFO
William E. Aziz	2006	(14)					1,176,519	(7)		–
Former Interim CEO	2005		–		750,000	(6)	450,000	(8)	–
Peter Campbell	2006	(15)			–		189,999	(8)	–	–
Former Interim CFO	2005		28,282	(9)	–		30,000	(8)	–	–
	2004		106,715		–		5,335	(10)	–	–
Charles Immendorf	2006		275,000		40,538	(11)	–		1,800,000	–
Senior Vice-president,	2005		237,780		–		6,748	(10)	–	–
Innovations	2004		204,914		–		115,945	(12)	–	–
Garry Forbes	2006		207,395		–		–		1,200,000	–
Senior Vice-president, Sales	2005		39,928	(13)	–		–		–	–
Albert Israel	2006		267,012	(16)	–		–		–	–
Former Senior Vice-president,	2005		190,000		43,846	(11)	9,500	(10)	–	–
Operations and Customer Solutions	2004		184,000		–		9,188	(10)	–	–

(1)
Mr. Fortin was appointed President and CEO on July 10, 2006 and was employed for a period of approximately five and a half months during the last completed financial year. The 2006 salary amount is based on an annual salary of $400,000.

(2)	This amount relates to a signing bonus and a guaranteed bonus.
(3)	This amount relates to an annual salary supplement of $40,000, per the employment contract.
(4)
Mr. Girard was appointed Senior Vice-president, Finance and CFO on June 1, 2006 and was employed for a period of approximately six and a half months during the last completed financial year. The 2006 salary amount is based on an annual salary of $240,000.

(5)	This amount relates to a guaranteed bonus.
(6)	This amount relates to a completion bonus of $600,000 and a signing bonus of $150,000, as described in the “Employment agreements” section.
(7)
This amount consists of consulting fees and payment of income taxes on shares issued. In addition, 2,769,576 common shares were issued to BlueTree Advisors in connection with the services provided by Mr. Aziz as Interim CEO.

(8)	This amount consists of consulting fees.
(9)	Mr. Campbell was appointed Interim CFO on December 20, 2005. The 2005 salary amount is to March 1, 2005 based on an annual salary of $113,300 plus an amount for accumulated vacation not taken.
(10)	This amount consists of an included contribution to a retirement savings plan.
(11)	This amount relates to a retention bonus as the whole is more particularly described under the title “Retention Bonus” below.
(12)
Mr. Immendorf joined SR Telecom through our acquisition of Netro Corporation in September 2003 and transferred to Montréal in August 2004 from the Redmond office. This amount relates to a transfer bonus and contributions to a retirement savings plan.

(13)	Mr. Forbes joined SR Telecom on October 3, 2005. The 2005 salary amount is based on an annual salary of $188,745.
(14)	Mr. Aziz stepped down as Interim CEO on July 10, 2006. During the last completed financial year, Mr. Aziz was employed for a period of approximately six months.
(15)	Mr. Campbell stepped down as Interim CFO on August 15, 2006. During the last completed financial year, Mr. Campbell was employed for a period of approximately seven and one half months.
(16)
Mr. Israel stepped down as Senior Vice-president, Operations and Customer Solutions on November 7, 2006. During the last completed financial year, Mr. Israel was employed for a period of approximately ten months. The 2006 salary amount is based on an annual salary of $240,000 plus an amount for accumulated vacation not taken.

| SR Telecom – Management proxy circular | 9

SHARE COMPENSATION ARRANGEMENTS
Key Employee Stock Option Plan (KESOP)
The KESOP served as a tool to retain and motivate key employees, directors and consultants of the Company. As of August 1, 2007, there were 174,580 options to purchase common shares outstanding under the KESOP (or approximately 0.02% of the Company’s issued and outstanding common shares), from a total of 438,800 common shares authorized for issuance under this plan (or approximately 0.06% of commons shares issued and outstanding), leaving 264,220 common shares available for further option grants under the KESOP (or approximately 0.04% of common shares issued and outstanding). However, following the adoption of the new plan, discussed under the title “2006 employee and director stock option plan” below, no further stock options have been and will be granted by the board of directors under the KESOP.

The KESOP provides that no person may hold options to purchase more than 5% of the number of common shares of the Company issued and outstanding at any time. In addition, the KESOP provides that the number of shares issuable or reserved for issuance to insiders under all security based compensation arrangements of the Company cannot, at any time, exceed 10% of the Company’s issued and outstanding common shares.

The exercise price of the options granted under the KESOP was determined by the board of directors or the compensation committee in its discretion at the time that each option was granted, however such price could not be lower than the volume weighted average trading price of the common shares on the TSX for the 5 trading days immediately preceding the date of grant of the option.

Unless otherwise determined by the board of directors, all stock options granted to key employees or consultants under the KESOP will vest or vested, as applicable, as to 20% a year commencing on the first anniversary of the date of grant, and will expire 10 years from the date of grant. All options granted to directors under the KESOP vested one year after the grant date. Options granted under the KESOP are not assignable by their holder.

In addition, all options granted pursuant to the KESOP will expire on the date on which any option holder ceases to be a key employee or consultant, where such person’s employment or office is terminated for any reason, including for cause, other than death, retirement or disability, or such other date, as determined by the board, which shall not be more than 30 days after the date on which the holder thereof ceases to be a key employee or consultant. In the event of death, retirement or disability of the option holder, any vested option held at the time of death, retirement or disability, as the case may be, shall expire on the date which is earlier of the date on which such option will otherwise expire or twelve months after the date of such death, retirement or disability.

There is no amending procedure in the current implementation of the KESOP. Accordingly, any proposed amendment to the KESOP would require shareholder approval pursuant to the requirements of the TSX Company Manual. In addition, any proposed amendments to the KESOP must receive approval from the compensation committee and the Company’s board of directors prior to seeking approval from the shareholders or any applicable regulatory authorities.

2006 employee and director stock option plan
In March 2006, the board of directors approved a new employee and director stock option plan (2006 plan), which was approved by shareholders at the last annual meeting of the shareholders of the Company held on June 8, 2006. The purpose of the 2006 plan is to encourage, retain and motivate key employees, directors and consultants of the Company and its subsidiaries. An aggregate of 72,886,020 common shares may be issued under the 2006 plan representing approximately 9.65% of the Company’s current issued and outstanding common shares. As of August 1, 2007, there were options to purchase 23,929,185 common shares under this plan (or approximately 3.17% of common shares issued and outstanding) and a current reserve of 48,956,835 common shares is available under this plan for future issuances (or approximately 6.48% of common shares issued and outstanding).

The 2006 plan provides that no person may hold options to purchase more than 5% of the number of common shares of the Company issued and outstanding at any time. In addition, the 2006 plan provides that the number of shares issuable or reserved for issuance to insiders under all security based compensation arrangements of the Company cannot, at any time, exceed 10% of the Company’s issued and outstanding common shares and the number of common shares issued to insiders within a one year period cannot exceed 10% of the Company’s issued and outstanding common shares.

The exercise price of the options granted under the 2006 plan is currently determined by the board of directors or the compensation committee in its discretion at the time that each option is granted, however such price shall not be lower than the greater of: (a) the average closing price of the common shares on the TSX for the 15 trading days immediately preceding the date of grant of the option and; (b) the volume weighted average trading price of the common shares on the TSX for the 5 trading days immediately preceding the date of grant of the option. At the meeting, shareholders will be asked to consider and, if thought fit, approve an amendment to the 2006 plan to remove the first restriction to the determination of the exercise price by the board in (a) above.

Unless otherwise determined by the board of directors, all stock options granted to key employees or consultants under the 2006 plan will vest as to 25% a year commencing on the first anniversary of the date of grant, and will expire 7 years from the date of grant. All options granted to directors under the 2006 plan will vest one year after the grant date. Options granted under the 2006 plan are not assignable by their holder.

10 | SR Telecom – Management proxy circular |

In addition, all options granted pursuant to the 2006 plan are not transferable and will expire on the earlier of the date on which the options expired or 90 days following the date on which any option holder ceases to be a key employee or consultant, where such person’s employment or office is terminated for any reason, including for cause, other than death, retirement or disability, or such other date, as determined by the board, which shall not be less than 90 days and not more than 180 days after the date on which the holder thereof ceases to be a key employee or consultant. In the event of death, retirement or disability of the option holder, any vested option held at the time of death, retirement or disability, as the case may be, shall expire on the date which is earlier of the date on which such option will otherwise expire or twelve months after the date of such death, retirement or disability.

In addition, under the 2006 plan any unvested options will vest upon a change of control of the Company if the employment or office of the option holder is terminated within 24 months of such change of control for any reason other than for cause (a serious reason) and such options may be exercised within 90 days of the date of termination.

The 2006 plan does not currently provide for an amending procedure and any proposed amendment would require shareholder approval pursuant to the TSX Company Manual. However, at the annual meeting, shareholders will be asked to consider and, if thought fit, to approve an amendment to the 2006 plan providing for an amending procedure pursuant to which the board will be allowed to amend, without shareholder approval, certain features of the plan in certain circumstances. In addition, any proposed amendments to the 2006 plan must currently also receive approval from the compensation committee and the Company’s board of directors prior to seeking approval from the shareholders or any applicable regulatory authorities.

For more information on the proposed amendments to the 2006 plan, please see “Amendment to the 2006 employee and director stock option plan” above in Section 2 of this management proxy circular.

EQUITY COMPENSATION PLAN INFORMATION
The following table lists common sets forth information with respect to options outstanding to purchase common shares under the Company’s KESOP and 2006 employee and director stock option plan.

Number of
securities remaining
	Number of	Weighted	available for future
	securities to be	average	issuance under
	issued upon exercice	exercise price	equity compensation
	of outstanding	of outstanding	plans (excluding
	options, warrants	options, warrants	securities reflected
	and rights	and rights	in column (a))
Plan category	(a)	(b)	(c)
Equity compensation plans approved by security holders	24,103,765	$0.52	49,221,055
Equity compensation plans not approved by security holders	n/a	n/a	n/a
Total	24,103,765	$0.52	49,221,055

2006 MANAGEMENT INCENTIVE PLAN
The Company adopted a management incentive plan for the fiscal year ended December 31, 2006 (2006 management incentive plan). The plan was based on the performance of the Company. The Company’s performance was established by comparing year-end results vs. plan in terms of EBITDA (i.e. earnings before interest, taxes, depreciation and amortization). Individuals became eligible to receive a bonus when the Company reached at least 100% of its normalized budgeted results. Payout targets and maximums varied based on groups of employees. Ranges went from 0% to 40% for the manager and director level, to 60% for Vice-president level, 80% for Senior Vice-president and 100% for President level. In 2006, no such bonuses were paid out as the targets under the 2006 management incentive plan were not met.

2007 SHORT-TERM INCENTIVE PLAN
For the fiscal year ending December 31, 2007, the Company has discontinued the 2006 management incentive plan and has adopted a new short-term incentive plan (2007 short-term incentive plan). The 2007 short-term incentive plan is based on the Company’s and the individual’s performance and is available to all employees. The Company’s performance is established by comparing year-end results vs. plan in terms of EBITDA (i.e. earnings before interest, taxes, depreciation and amortization) and revenue; with both EBITDA and revenue having equal 50% weighting. Individuals become eligible to receive a bonus when the Company reaches or surpasses thresholds for EBITDA and revenue based on its normalized budgeted results. Individuals can also achieve a bonus multiplier based on their personal performance. Payout targets and maximums vary based on groups of employees. Ranges go from 5% of base salary for non professionals, to 10% for professionals, 15% for Managers, 20% for Directors, 30% for Vice-presidents, 40% for Senior Vice-presidents and 50% for the President. The maximum payout, including the multipliers for Company and individual performance is twice the payout targets listed above.

| SR Telecom – Management proxy circular | 11

OPTION GRANTS DURING 2006
The following table provides summary information regarding stock options granted to the Company’s named executive officers during the fiscal year ended December 31, 2006.

		Percent of total		Market value of the
	Common	options granted		securities underlying
	shares under	to employees in	Exercise price	options at the date	Date of
Name and principal position	options	financial year	($/security)	of grant ($/security)	expiration
Serge Fortin
President and CEO	7,306,235	30.18%	$0.34	$0.35	July 2013
Marc Girard	1,100,000	4.54%	$0.41	$0.40	June 2013
Senior Vice-president and CFO	700,000	2.89%	$0.35	$0.34	August 2013
Charles Immendorf	1,300,000	5.37%	$0.32	$0.33	April 2013
Senior Vice-president, Innovations	500,000	2.07%	$0.35	$0.34	August 2013
Garry Forbes	900,000	3.72%	$0.32	$0.33	April 2013
Senior Vice-president, Sales	300,000	1.24%	$0.35	$0.34	August 2013

AGGREGATED OPTION EXERCISES DURING 2006 AND FINANCIAL YEAR-END OPTION VALUES
The following table provides summary information concerning the exercise of options by each of the Company’s named executive officers during the fiscal year ended December 31, 2006 and the total number of options to acquire common shares held by each of them as of December 31, 2006. The value realized upon exercise is the difference between the market value of the common shares on the date of exercise and the exercise price. The value of unexercised in-the-money options is calculated based on the difference between the exercise price of the option and the market value of the common shares at December 31, 2006. The market value of a common share on the Toronto Stock Exchange was $0.18 on December 31, 2006.

					Value of
					unexercised
				Number of	in-the-money
Securities				unexercised	options at
acquired on			Aggregate value	options at	year-end
exercise			realized	year-end	($)
Name and principal position	(#	)	($)	exercisable/unexercisable	exercisable/unexercisable
Serge Fortin
President and CEO	0		–	0 / 7,306,235	– / –
Marc Girard
Senior Vice-president and CFO	0		–	0 / 1,800,000	– / –
Charles Immendorf
Senior Vice-president, Innovations	0		–	0 / 1,800,000	– / –
Garry Forbes
Senior Vice-president, Sales	0		–	0 / 1,200,000	– / –

EMPLOYMENT AGREEMENTS

On July 5, 2006, our President and CEO, Mr. Serge Fortin and the Company entered into an executive employment agreement commencing July 10, 2006. Under this agreement, Mr. Fortin’s annual salary was fixed at $400,000 plus an annual salary supplement of $40,000. Mr. Fortin received a one-time settling-in bonus of $50,000 and was granted options to purchase 7,306,235 common shares at an exercise price of $0.34, as determined by the greater of the average closing price of the common shares on the TSX for the 15 trading days immediately preceding the date of grant or the average price for common shares in the TSX for the five trading days immediately prior to the grant. For the year ended December 31, 2006, Mr. Fortin received a guaranteed bonus of $100,000. The agreement also provides for Mr. Fortin to be eligible for an annual bonus ranging from 100% to 200% of base salary based on attaining or surpassing target objectives. For 2006, these target objectives were based on the attainment of planned EBITDA. In addition, this agreement entitles Mr. Fortin to an annual stock option grant under the Company’s 2006 employee and director stock option plan as approved by the compensation committee and the board of directors. The Company may terminate Mr. Fortin’s employment for serious reason at any time without prior notice or compensation. If the Company terminates Mr. Fortin’s employment without serious reason, including without limitation Mr. Fortin’s inability to carry out his functions for a period exceeding 90 days, or in the event of a change of control, upon giving an indemnity equivalent to: (i) 12 months base salary if the termination occurs within 24 months of employment; (ii) 15 months base salary if the termination occurs after 24 months of employment; (iii) 18 months base salary if the termination occurs after 36 months of employment. Furthermore, any vested options shall be exercisable during the severance period and shall terminate upon the earlier
12 | SR Telecom – Management proxy circular |

of the applicable severance period or seven years from the original date of grant. Mr. Fortin can also terminate the employment agreement at any time by providing 4.5 months prior notice to the Company. The agreement also includes specific provisions regarding Mr. Fortin’s non-solicitation and non-competition obligations, as well as the protection of the Company’s interests, such as confidential information and intellectual property.

On May 30, 2006, Mr. Marc Girard, our Senior Vice-president finance and CFO, and the Company entered into an executive employment agreement commencing June 1, 2006. Mr. Girard’s annual salary was fixed at $240,000 and upon signing, Mr. Girard was granted options to purchase 1,100,00 common shares at an exercise price of $0.41, as determined by the greater of the average closing price of the common shares on the TSX for the 15 trading days immediately preceding the date of grant or the average price for common shares in the TSX for the five trading days immediately prior to the grant. For the year ended December 31, 2006, Mr. Girard received a guaranteed bonus of $25,000 and an additional grant to purchase 700,000 common shares at an exercise price of $0.35. The agreement also provides for Mr. Girard to be eligible for an annual bonus ranging from 40% to 80% of base salary based on the Company attaining or surpassing planned EBITDA. In addition, this agreement entitles Mr. Girard to an annual stock option grant under the Company’s 2006 employee and director stock option plan. The Company may terminate Mr. Girard’s employment for serious reason at any time without prior notice or compensation. If the Company terminates Mr. Girard’s employment without serious reason, including without limitation Mr. Girard’s inability to carry out his functions for a period exceeding 90 days, or in the event of a change of control, upon giving an indemnity equivalent to: (i) 9 months base salary if the termination occurs within 12 months of employment; (ii) 12 months base salary if the termination occurs after 12 months of employment; (iii) 15 months base salary if the termination occurs after 24 months of employment; (iv) 18 months base salary if the termination occurs after 36 months of employment. Furthermore, any vested options shall be exercisable during the severance period and shall terminate upon the earlier of the applicable severance period or seven years from the original date of grant. Mr. Girard can also terminate the employment agreement at any time by providing 4.5 months prior notice to the Company. The agreement also includes specific provisions regarding Mr. Girard’s non-solicitation and non-competition obligations, as well as the protection of the Company’s interests, such as confidential information and intellectual property.

On September 1, 2006, Mr. Charles Immendorf, our Senior Vice-president, Innovations, and the Company signed an executive employment agreement in which Mr. Immendorf’s annual salary was fixed at $275,000 and which granted Mr. Immendorf a one-time retention bonus of US$25,000 to be paid in January 2007. This retention bonus was related to Mr. Immendorf’s 2004 transfer to Canada from the United States. For the year ended December 31, 2006, Mr. Immendorf was granted options to purchase 1,300,00 common shares at an exercise price of $0.32, and an additional grant to purchase 500,000 common shares at an exercise price of $0.35, as determined by the greater of the average closing price of the common shares on the TSX for the 15 trading days immediately preceding the date of grant or the average price for common shares in the TSX for the five trading days immediately prior to the grant. Under the agreement, Mr. Immendorf is eligible for an annual bonus ranging from 40% to 80% of base salary based on the Company attaining or surpassing planned EBITDA. In addition, this agreement entitles Mr. Immendorf to an annual stock option grant under the Company’s 2006 employee and director stock option plan. The Company may terminate Mr. Immendorf’s employment for serious reason at any time without prior notice or compensation. If the Company terminates Mr. Immendorf’s employment without serious reason, including without limitation Mr. Immendorf’s inability to carry out his functions for a period exceeding six months, or in the event of a change of control, upon giving an indemnity equivalent to 12 months base salary. Mr. Immendorf can also terminate the employment agreement at any time by providing 60 days prior notice to the Company. The agreement also includes specific provisions regarding Mr. Immendorf’s non-solicitation and non-competition obligations, as well as the protection of the Company’s interests, such as confidential information and intellectual property.

Pursuant to an agreement we entered into with BlueTree Advisors on April 25, 2005, BlueTree Advisors agreed to provide, as an independent contractor, the management services of Mr. Aziz as our Chief Restructuring Officer for a six-month period ending October 25, 2005. In consideration for such services, BlueTree Advisors received work fees of $50,000 and payment of reasonable expenses per month until the expiration of such agreement and was eligible for a completion bonus of $750,000 payable October 24, 2005 for delivery of a restructuring and business plan that has now been completed, with 50% of each $50,000 monthly payment to be credited and applied against the completion bonus. Pursuant to this agreement, BlueTree Advisors was paid $600,000 on October 24, 2005. We had, but did not exercise, an option to extend this agreement for an additional three-month period. Mr. Aziz was subsequently appointed as Interim President and Chief Executive Officer by our board of directors for a period ending December 31, 2006. For such additional services, we entered into an agreement with BlueTree Advisors that provided that BlueTree Advisors was paid a one-time fee of $150,000, a work fee of $50,000 and reasonable expenses per month and was eligible for a success bonus of (i) $800,000 if the normalized earnings before interest, taxes, depreciation and amortization (EBITDA) targeted for 2006 (as approved by our board of directors) (the 2006 EBITDA) was obtained, (ii) $1,000,000 if we obtained 110% of the 2006 normalized EBITDA, or (iii) $1,200,000 if we obtained 115% of the 2006 normalized EBITDA. BlueTree Advisors were also granted 1,953,125 common shares, plus an additional entitlement of 816,451 common shares on July 24, 2006 with a gross-up to pay for the tax that results from such issuance. Mr. Aziz stepped down as Interim President and Chief Executive Officer on July 10, 2006; his total compensation for the year ended December 31, 2006 is shown on page 9 of this management proxy circular.

| SR Telecom – Management proxy circular | 13

RETENTION BONUSES
For the year ended December 31, 2006, Mr. Charles Immendorf, Senior Vice-president, Innovations, was entitled to receive a retention bonus, as described under “Employment agreements” above. For the year ended December 31, 2005, Mr. Albert Israel, Former Senior Vice-president, Operations and Customer Solutions received a retention bonus. Other key employees of the Company were eligible for the retention bonus as well.

COMPOSITION OF THE COMPENSATION COMMITTEE
The following individuals currently serve on the compensation committee: Louis A. Tanguay (Chair), Paul J. Griswold and Patrick J. Lavelle.

REPORT ON EXECUTIVE COMPENSATION
The policies followed by the Compensation committee with respect to the compensation paid to all executive officers are set out below.

Compensation for named executive officers and for executive officers as a whole, may, in addition to base salary, include compensation in the form of an annual bonus and the grant of stock options.

In order to attract, retain and motivate executives of above median talents, the Company’s policy is to offer total compensation that is at the median of its market in terms of fixed compensation, at the median of its market in terms of variable compensation, and linked to the Company’s performance, such that the total compensation offered by the Company is in line with the market median for results that are at par with objectives/budgets and conform to internal equity principles.

The committee approves base salaries for executive officers based on reviews of market data. The level of base salary is also determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

Under the general policy with respect to compensation, executive officers may qualify for annual incentive awards. Corporate performance, as assessed by the board of directors, determines the aggregate amount of incentive bonus that may be paid to all senior managers as a group in respect of a fiscal year. Corporate performance is measured by comparing performance targets included in the Annual Operating Plan with actual results for a fiscal year.

The Company paid a bonus to its Senior Vice-president, Innovations in 2006, a signing and guaranteed based bonus to the Company’s President and CEO, and a guaranteed bonus to the Company’s Senior Vice-president and CFO.

Consideration of individual performance enables the Company to recognize and effectively reward those individuals whose special efforts have assisted the Company to attain its corporate performance objectives.

The Company introduced a new employee and director stock option plan in 2006, to give each option holder an interest in preserving and maximizing shareholder value in the long term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.

No one element of executive compensation is permanently emphasized over another. All segments are believed to be of major importance to the Company in assuring the engagement and retention of executives. Some elements may be deemed temporarily more important than others in certain periods and in differing circumstances.

Submitted by the committee

Louis A. Tanguay, Chair
Paul J. Griswold
Patrick J. Lavelle

14 | SR Telecom – Management proxy circular |

PERFORMANCE GRAPH
The following performance graph shows the yearly percentage change in SR Telecom’s cumulative total shareholder return over the five years preceding the financial period ending December 31, 2006 for the Company’s common shares, compared to that of the S&P/TSX Composite Index.

The table illustrates what a fixed $100 investment in the above-mentioned index and in the Company’s common shares, made at the end of the fiscal year in 2001, would be worth at the end of each of the five years following the initial investment.

Five-year cumulative total return on $100 Investment assuming dividends are reinvested (December 31, 2001 – December 31, 2006)

DIRECTORS’ COMPENSATION
The board of directors has adopted a compensation policy for its directors who are not officers or employees of the Company. From August 22, 2005, the Chairman of the Board received an annual fee of US$65,000 and all other directors received an annual fee of US$40,000. The Chairman of a committee received an annual fee of US$3,000 and members of a committee received an annual fee of US$2,000. Directors received an attendance fee for board meetings and committee meetings of US$1,000 per director per meeting attended.

In March 2006, the board of directors adopted a new compensation policy for its directors who are not officers or employees of the Company to take effect on April 1, 2006. The Chairman of the Board receives an all inclusive annualized fee of US$90,000, the Vice-chairman of the Board receives an annualized fee of US$50,000 plus fees for chairing a board committee or being a board committee member, as described herein. All other board members are entitled to an annualized fee of US$40,000 plus fees for chairing a board committee or being a board committee member, as described herein. The audit committee chair receives an annualized fee of US$15,000 and any other committee chair receives an annualized fee of US$7,500. All board committee members, other than the chair of the board committee, receive an annualized fee of US$5,000. Other than the retainers mentioned herein, no additional fees are paid for attendance at meetings. Directors are also eligible to receive stock options under the 2006 plan described herein.

| SR Telecom – Management proxy circular | 15

The aggregate compensation earned by directors in 2006 is as follows:
Directors name	Total fees earned in 2006
US$
Lionel P. Hurtubise	101,183
Patrick J. Lavelle	90,735
Paul J. Griswold	87,190
Louis A. Tanguay	83,836
David Gibbons (1)	29,519
Kirk Flatow (1)	27,220
Pierre St-Arnaud (1)	28,369
Total	448,052

(1)   Resigned from the board effective June 2006.

In March 2006, the board of directors approved a new employee and director stock option plan. The following table indicates the number of stock options granted to board of directors and named executive officers under this plan as of August 1, 2007:

Stock options granted
Lionel P. Hurtubise	183,100
Patrick J. Lavelle	183,100
Paul J. Griswold	183,100
Louis A. Tanguay	183,100
Serge Fortin	7,306,235
Marc Girard	1,800,000
Charles Immendorf	1,800,000
Garry Forbes	1,200,000

Indebtedness of directors and executive officers
None of the directors, executive officers or employees of the Company was indebted to the Company at any time during the financial year ended December 31, 2006 or as of the date of this proxy circular.

Directors’ and officers’ liability insurance
The Company has purchased and maintains directors’ and officers’ liability insurance with an aggregate limit of liability of US$15,000,000. The Company also has directors’ and officers’ liability insurance coverage for the former directors of the Company in the amount of US$10,000,000 until August 2011.

Under this coverage, protection is provided to the directors and the officers of the Company and all of its subsidiaries. This coverage also insures the Company against payments, which it may be required or permitted by law to make to indemnify directors or officers, subject to a deductible amount of US$100,000 (US$500,000 in the event a claim is made in reference to securities claims and US$350,000 for employment practice claims), in the aggregate.

In 2006, the total amount charged to income by the Company as insurance premium costs with respect to directors and officers as a composite group was approximately $462,000.

Report on corporate governance
The Company’s board of directors believes that sound corporate governance practices are essential to the sustained growth and performance of the Company and consequently maintaining shareholder value. In the past years, considerable attention has been given to publicly traded companies, their boards of directors and corporate governance practices. The Company’s board of directors is committed to ensuring and maintaining the integrity of its practices and thereby promoting investor and shareholder confidence.

Mindful of the impact of the corporate scandals in the United States on the Canadian capital markets, and the continued debate among experts, regulators and stock exchanges in Canada regarding an appropriate response in Canada to these scandals, the Corporate governance committee perceives its role and mandate as having expanded since its inception in 1995, and most significantly in the last few years.

16 | SR Telecom – Management proxy circular |

The Corporate governance committee bears the responsibility for assessing the appropriateness of the Company’s corporate governance policies and practices and recommending changes, when required, to the board of directors. Disclosure requirements practices contained in National Instrument 58-101 – Disclosure of Corporate Governance – require that every listed corporation make full and complete disclosure of its system of corporate governance, on an annual basis, with reference to each of the Guidelines (the Disclosure Instrument) and National Polices 58-201 –Corporate Governance Guidelines (the Guidelines). Schedule “B” of this proxy circular lists the Guidelines and the Company’s conformity with the Guidelines, or reasons for non-compliance, if applicable.

The following is a brief overview of the Company’s corporate governance practices and policies; further details are provided in Schedule “B”.

BOARD MANDATE
The mandate of SR Telecom Inc.’s board of directors is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company and its shareholders.

There were ten meetings of the board in 2006, exclusive of meetings held by teleconference.

BOARD COMPOSITION AND INDEPENDENT DIRECTORS
The board is composed of a majority of independent directors. The board has engaged in an exercise to analyse each director and their relationship with the Company to determine whether, in their circumstances, they are independent directors. This analysis can be found in greater detail in Schedule “B”, Guideline #1.

Further to its analysis, the board concluded that all directors currently comprising the board are independent. The board believes that each of its members acts independently and, in every case, in what they believe to be the best interests of the shareholders of the Company.

The Company does not have a significant shareholder, defined as a shareholder with the ability to exercise a majority of votes for the election of the board of directors. However, three institutional investors and their affiliated entities or funds which they manage or advise, own an aggregate of approximately 66% of our common shares. As a result of such ownership concentration, these investors may have significant influence over our board of directors. Paul J. Griswold, a member of the Company’s board of directors, is CEO and a director of SLI Holdings International, LLC. DDJ Capital Management LLC, which manages or advises funds that own directly and indirectly approximately 35% of the Company’s common shares, has a controlling interest in SLI Holdings International, LLC.

Committees of the board of directors
The board of directors has established three standing committees, namely the Compensation committee, the Audit committee, and the Corporate governance committee. The board of directors has delegated various functions to each of its committees, and has designated specific mandates, on which the respective committees are to perform an oversight responsibility and ultimately report to the board of directors. Practically speaking, the committees assess, review, advise and make recommendations to the board of directors, where most matters receive formal and final approval.

Compensation committee: The compensation committee is currently composed of three directors: Louis A. Tanguay (Chair), Paul J. Griswold and Patrick J. Lavelle. The committee makes recommendations to the board on, among other things, the compensation of directors, senior executives and all significant compensation matters. The committee also formulates or reviews succession plans, stock incentive plans and training programs, and has responsibilities for the appointment, evaluation and remuneration of senior executives.

Audit committee: The audit committee is currently composed of three directors, Patrick J. Lavelle (Chair), Lionel P. Hurtubise and Louis A. Tanguay. The audit committee is responsible for reviewing and discussing the Company’s financial statements with management and with the external auditors.

Corporate governance committee: The corporate governance committee is composed of three members, Paul J. Griswold (Chair), Patrick J. Lavelle and Louis A. Tanguay. The corporate governance committee is responsible for developing the Company’s approach to governance issues, ensuring the appropriateness of its corporate governance policies and practices, and responding to the Guidelines.

Management responsibility and board independence from management
The board of directors operates independently of management and periodically meets without management present. The functions of Chairman of the Board and Chief Executive Officer are separate, distinct and carried out by two individuals; Mr. Lionel Hurtubise serves as Chairman and is a non-management and unrelated director, while Mr. Serge Fortin, the most senior management officer, serves as the Company’s President and CEO. In addition, the board has put in place mechanisms to ensure that an individual director may, if required, obtain external advice at the Company’s expense.

The Company’s objectives are set through the board’s approval and the continuing review of an Annual Budget and Strategic Plan put forward by the CEO. Long-term commitments, senior management and organizational changes, acquisition of new businesses as well as any material action or significant contract not contemplated by the Annual Budget and Strategic Plan require the prior approval of the board of directors.

| SR Telecom – Management proxy circular | 17

Interest of insiders and others in material transactions
During the financial year ended December 31, 2006, the Company entered into transactions with insiders of the Company. An insider means the Company, its subsidiaries, its directors and officers and those of its subsidiaries and any person controlling at least ten per cent (10%) of the securities of the Company or participating right or an unlimited right to a share of the profits and in its assets in case of winding-up. In this context, DDJ Capital Management, LLC, Greywolf Capital Management LP and Morgan Stanley & Co. are considered insiders as such funds and accounts hold more than 10% of our common shares.

The following are material transactions entered into during fiscal 2006 and thus far in fiscal 2007 by the Company and the insiders listed above:
•
A $50.0 million private placement and the conversion of convertible debentures into common shares entered into on February 2, 2006. The conversion and private placement resulted in the share ownership presented in the table below;

•
A $20.0 million convertible term loan (convertible loan) entered into on December 7, 2006. The amount in principal and interest of the convertible loan is convertible, at any time, at the option of the lenders into common shares of the Company at the rate of $0.17 per share;

•
A $45.0 million credit facility loan agreement (ECF loan #2) entered into on July 5, 2007. $35 million was provided on the date of execution of the agreement with an additional $10.0 million available, as required by the Company, within one year.

The insiders named above were also involved in the currently outstanding $50.0 million emergency credit facility loan agreement (ECF loan) signed on April 18, 2005.

The following table summarizes the Company’s current ownership and their involvement in these material transactions:

			Convertible loan		ECF loan		ECF loan #2
	Current ownership		(December 2006)		(April 2005)		(July 2007)
Holder	Shares	%	$ provided	%	$ provided	%	$ provided	%
DDJ Capital Management, LLC	262,337,321	34.7%	$10,165,092	50.8%	$23,500,000	50.8%	$10,000,000	22.2%
103 Turner Street
Building 3, Suite 600
Waltham, MA 02453

Greywolf Capital Management LP	135,928,924	18.0%	$5,273,972	26.4%	$13,500,000	27.0%	$10,000,000	22.2%
48 Manhattonville Road, Suite 201
Purchase, NY 10577

Morgan Stanley & Co.	94,909,200	12.6%	$3,677,588	18.4%	$2,000,000	4.0%	$10,000,000	44.4%
1585 Broadway
New York, NY 10036
Identified holders	493,175,445	65.3%	$19,116,562	95.6%	$37,200,000	78.0%	$30,000,000	85.7%

In addition, during the year ended December 31, 2006, Mr. David Gibbons, a former member of the Company’s board of directors, was paid approximately $237,000 in consulting fees.

Directors’ compensation for 2006 is detailed above. As part of compensation for services provided as members of our board of directors, we offer to our directors the option to receive our common shares in lieu of cash payments for their services. For the year ended December 31 2006, no common shares were issued to directors under this plan. However, certain members of the board of directors did receive stock options under the 2006 plan as described above.

18 | SR Telecom – Management proxy circular |

Receipt of shareholder proposals for the 2008 annual meeting
Shareholders who will be entitled to vote at the 2008 annual meeting of shareholders and who will wish to submit a proposal in respect of any matter to be raised at the 2008 meeting, and who wish their proposal to be considered for inclusion in the management proxy circular and form of proxy relating thereto, shall ensure that the Corporate Secretary of the Company receives their proposal no later than May 12, 2008.

Discretionary authority
The accompanying form of proxy confers discretionary authority with respect to the matters identified in the Notice of Meeting and on such other business as may properly come before the meeting or any reconvening thereof. Management is not aware that any such amendments or other matters are to be submitted to the meeting. If such amendments or other business properly come before the meeting, or any reconvening thereof, the persons named in such form of proxy will vote the shares represented thereby at their discretion.

Additional information
Additional information on the Company, copies of our 2006 annual report on Form 20-F, this management proxy circular, our 2006 audited consolidated financial statements, and MD&A for the financial year ended December 31, 2006, as well as our quarterly financial statements filed since the date of our latest audited financial statements, may be obtained upon request from our Communications department (514-335-1210 or communications@srtelecom.com), on SEDAR (www.sedar.com), EDGAR (www.sec.gov), or on our website (www.srtelecom.com). Financial information is provided in the Company’s comparative financial statements and MD&A for the most recently completed financial year.

Approval of management proxy circular
The directors have approved the contents and the sending of this management proxy circular.

Montréal, Québec	Serge Fortin
August 1, 2007	President and Chief Executive Officer

| SR Telecom – Management proxy circular | 19

SCHEDULE “A”

RESOLUTION TO AMEND THE 2006 KEY EMPLOYEE AND DIRECTOR STOCK OPTION PLANS

WHEREAS it is deemed appropriate to amend the 2006 key employee and director stock option plan (2006 Plan) of the Company;

IT IS HEREBY RESOLVED that:

1.	the amendments to the 2006 Plan in the manner described in the Management Proxy Circular of the Company dated August 1, 2007 are hereby approved;

2.
any officer or director of the Company be, and each is hereby authorized and directed, for and on behalf of the Company, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution, including compliance with all securities laws and regulations;

3.
the Board of Directors of the Company be, and it is hereby authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution; and

4.
notwithstanding the adoption of this resolution by the Company's shareholders, the directors of the Company be hereby authorized to not effect the amendments contemplated in this resolution, without further notice to, or approval by, the shareholders of the Company.

20 | SR Telecom – Management proxy circular |

SCHEDULE “B”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance Disclosure
The following compares the Company’s governance practices against National Policy 58-201 Corporate Governance Guidelines and National Instrument
58-101 Disclosure of Corporate Governance Practices as required under form 58-101-F1 “Corporate Governance Disclosure”:

Guidelines		Comments
1. Board of Directors

(a)	Disclose the identity of directors who are independent.	The board of directors is currently composed of 4 persons; of those persons,
Lionel P. Hurtubise, Paul J. Griswold, Patrick J. Lavelle and Louis A. Tanguay
are independent.

(b)	Disclose the identity of directors who are not independent, and describe	Mr. Griswold is an independent director for the purposes of the Guidelines.
	the basis for that determination.	He was the President and a director of SLI, Holdings, LLC, a company controlled by DDJ Capital Management, LLC, as a result, he is not considered to be independent in respect of participation as a member of our audit committee. The relationship between DDJ Capital Management LLC and the
Company is discussed above.

Serge Fortin, who is nominated for election, is not independent in his role as
President and CEO of the Company.

(c)	Disclose whether or not a majority of directors are independent. If a	All four of the Company’s current directors, are independent directors as
	majority of directors are not independent, describe what the board of	defined in the Guidelines.
directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

(d)	If a director is presently a director of any other issuer that is a reporting	See the description of directors’ principal occupations, directorships and
	issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify	other information on page 6 of this circular.
both the director and the other issuer.

(e)	Disclose whether or not the independent directors hold regularly	Although not regularly scheduled, the board of directors does meet without
	scheduled meetings at which non-independent directors and members of	management present on an ad hoc basis, when appropriate and advisable.
management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

(f)	Disclose whether or not the chair of the board is an independent director.	The current Chairman, Lionel P. Hurtubise, is an independent director.
If the board has a chair or lead director who is an independent director,
	disclose the identity of the independent chair or lead director, and	If elected, Paul J. Griswold will be appointed Chairman. Mr. Griswold is also
	describe his or her role and responsibilities. If the board has neither a	an independent director.
chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

| SR Telecom – Management proxy circular | 21

(g)	Disclose the attendance record of each director for all board meetings held	For the period of January 1, 2006 to July 31, 2007:
since the beginning of the issuer’s most recently completed financial year.
Lionel P. Hurtubise attended a total of 47 board of director meetings including meetings held by teleconference.

Louis A. Tanguay attended a total of 47 board of director meetings including meetings held by teleconference.

Paul J. Griswold attended a total of 47 board of director meetings including meetings held by teleconference.

Patrick J. Lavelle attended a total of 47 board of director meetings including meetings held by teleconference.

2. Board mandate

(a)	Disclose the text of the board’s written mandate. If the board does not	The mandate of SR Telecom Inc.’s board of directors is to supervise the management of the
	have a written mandate, describe how the board delineates its role and responsibilities.	business and affairs of the Company and to act with a
view to the best interests of the Company and its shareholders.

Given that the board members are not numerous, the roles and responsibilities of the board are known by all members and shared equally.
3. Position descriptions

(a)	Disclose whether or not the board has developed written position	The compensation committee has been delegated the responsibility by the
	descriptions for the chair and the chair of each board committee. If the	board of directors to develop position descriptions for the board and the CEO,
	board has not developed written position descriptions for the chair and/or	as well as defining the parameters and limits to management’s
	the chair of each board committee, briefly describe how the board	responsibilities. The position descriptions and responsibility limitations are
	delineates the role and responsibilities of each such position.	then presented by the committee to the full board of directors for approval.

The board of directors is responsible for taking into consideration the recommendations of the compensation committee, as well as approving the corporate objectives of the CEO on an annual basis, typically at the time of budget reviews.

(b)	Disclose whether or not the board and CEO have developed a written	The CEO was selected based on his experience, expertise and ability to
	position description for the CEO. If the board and CEO have not developed	develop and implement a business plan. The role and responsibility of the
	such a position description, briefly describe how the board delineates the	CEO are included in a written description that the board referred to in
	role and responsibilities of the CEO.	selecting the CEO.

The compensation committee has the mandate of assessing the performance of the CEO against the corporate objectives, and reporting back to the full board of directors. The current CEO was nominated, interviewed, assessed, and recommended to the Company by the compensation committee.

22 | SR Telecom – Management proxy circular |

4. Orientation and continuing education

(a)		Briefly describe what measures the board takes to orient new directors	The board of directors does not formally comply with this guideline.
		regarding:	New members joining the board have typically become knowledgeable about the business and affairs of the Company through informal meetings with
• the role of the board, its committees and its directors, and management and other directors. Given the size of the Company, the board of
		• the nature and operation of the issuer’s business.	directors is of the opinion that such an ad hoc approach to the orientation of its new directors is appropriate.

(b)		Briefly describe what measures, if any, the board takes to provide	The board of directors does not formally comply with this guideline. However,
		continuing education for its directors. If the board does not provide	all board directors are considered well seasoned business executives who are
		continuing education, describe how the board ensures that its directors	currently serving other companies, boards and/or ventures.
maintain the skill and knowledge necessary to meet their obligations as directors.
5. Ethical business conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:		The board has adopted a Code of Ethics. Directors, officers and employees are subject to the provisions of the Company’s Code of Ethics.
	(i)	disclose how a person or company may obtain a copy of the code;
(i) A copy of this code may be obtained from the Company upon request
	(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance,	or may be found as exhibit 11.1 included in the Company’s 20-F filing
		explain whether and how the board satisfies itself regarding compliance with its code; and	on SEDAR (www.sedar.com) on July 10, 2007.

	(iii)	provide a cross-reference to any material change report filed since	(ii) The code of ethics provides a framework for directors, officers and
		the beginning of the issuer’s most recently completed financial year that	employees on the conduct and ethical decision-making integral to
		pertains to any conduct of a director or executive officer that	their work. The board, through its corporate governance committee
		constitutes a departure from the code.	and its compensation committee, reviews the implementation and respect of the code of ethics throughout the Company and its subsidiaries.

(iii) There has been no material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code of ethics.

(b)		Describe any steps the board takes to ensure directors exercise	The Company’s code of ethics states clearly that directors and executive officers
		independent judgement in considering transactions and agreements in	should avoid any transaction or event that could potentially create a conflict of
		respect of which a director or executive officer has a material interest.	interest. Should an event or a transaction occur in respect of which a director or executive officer has a material interest, full disclosure to the board is required and such director must abstain from voting on any such matter.

In addition, any individual director may engage the services of an external advisor, at the expense of the Company, in appropriate circumstances, provided they obtain the prior approval of the corporate governance committee.

(c)		Describe any other steps the board takes to encourage and promote a	The board’s adherence to the code of ethics encourages an ethical business
		culture of ethical business conduct.	conduct throughout the Company.

| SR Telecom – Management proxy circular | 23

6. Nomination of directors

(a)	Describe the process by which the board identifies new candidates for	As part of its mandate, the compensation committee has the responsibility for
	board nomination.	proposing nominees to the board of directors. The committee will propose to the board additional directors, from time to time, as the board of directors considers appropriate, or as vacancies arise.

(b)	Disclose whether or not the board has a nominating committee composed	The compensation committee is comprised of three directors, Mr. Paul J.
	entirely of independent directors. If the board does not have a nominating	Griswold, Mr. Patrick J. Lavelle and Mr. Louis A. Tanguay, all of whom are
	committee composed entirely of independent directors, describe what	independent.
steps the board takes to encourage an objective nomination process.

(c)	If the board has a nominating committee, describe the responsibilities,	The compensation committee makes recommendations to the board on,
	powers and operation of the nominating committee.	among other things, the compensation of directors, senior executives and all significant compensation matters. The committee also formulates or reviews succession plans, stock incentive plans and training programs, and has responsibilities for the appointment, evaluation and remuneration of senior executives.
7. Compensation

(a)	Describe the process by which the board determines the compensation for	Details of the compensation of executive officers and directors are disclosed
	the issuer’s directors and officers.	on page 9 of this circular.

(b)	Disclose whether or not the board has a compensation committee	The compensation committee is composed entirely of independent directors.
composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

(c)	If the board has a compensation committee, describe the responsibilities,	The compensation committee makes recommendations to the board on,
	powers and operation of the compensation committee.	among other things, the compensation of directors, senior executives and all significant compensation matters. The committee also formulates or reviews succession plans, stock incentive plans and training programs, and has responsibilities for the appointment, evaluation and remuneration of senior executives.

(d)	If a compensation consultant or advisor has, at any time since the	Individual directors, through the committees, may engage outside advisors at
	beginning of the issuer’s most recently completed financial year, been	the expense of the Company.
retained to assist in determining compensation for any of the issuer’s
	directors and officers, disclose the identity of the consultant or advisor	In 2006, the compensation committee approved the retention of Mercer HR
	and briefly summarize the mandate for which they have been retained.	Consultants to review and propose a new KESOP plan, sales incentive plan
	If the consultant or advisor has been retained to perform any other work	and an annual incentive plan.
or the issuer, state that fact and briefly describe the nature of the work.

24 | SR Telecom – Management proxy circular |

8. Other board committees

If the board has standing committees other than the audit and compensation	The board has no other standing committees other than the audit committee,
committees, identify the committees and describe their function.	the compensation committee and the corporate governance committee.

9. Assessments

Disclose whether or not the board, its committees and individual directors are	In the past, the full board of directors has, on an annual basis, assumed the
regularly assessed with respect to their effectiveness and contribution.	responsibility of assessing and considering its effectiveness, as well as that
If assessments are regularly conducted, describe the process used for the	of its committees and individual directors. The board has adopted a formal
assessments. If assessments are not regularly conducted, describe how the	policy and assessment process to be led by the corporate governance
board satisfies itself that the board, its committees, and its individual	committee.
directors are performing effectively.

| SR Telecom – Management proxy circular | 25

srtelecom.com

SR Telecom Inc.
Corporate Head Office
8150 Trans-Canada Highway
Montréal (Quebec)
H4S 1M5
Canada

Tel:	+	1 514 335 1210
Fax:	+	1 514 334 7783
Web site:		www.srtelecom.com
Email:		info@srtelecom.com

Printed in Canada